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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____ )


                                 OneWave, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   68272R108
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___ . A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No. 68272R108                                          Page 2 of 4 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
           Harrington Trust Limited, as Trustee of the Appleby Trust

2.  Check the Appropriate Box if a Member of a Group
           (a) ____
           (b) ____

3.  SEC Use Only

4.  Citizenship or Place of Organization
           Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power
           2,722,123 shares

6.  Shared Voting Power
           0 shares

7.  Sole Dispositive Power
           2,722,123 shares

8.  Shared Dispositive Power
           0 shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           0 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
           Harrington Trust Limited, as Trustee of the Appleby Trust ("Harrington"), act solely as trustee. Harrington disclaims beneficial ownership of the 2,722,123 shares of Common Stock of OneWave, Inc. held by The Appleby Trust. The filing of this Schedule 13G shall not be construed as an admission that Harrington is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the 2,722,123 shares of Common Stock of OneWave, Inc. held by Harrington.

11. Percent of Class Represented by Amount in Row 9
           0%

12. Type of Reporting Person
           OO

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CUSIP No. 68272R108                                           Page 3 of 4 Pages

Item 1.

(a)  Name of Issuer:                         OneWave, Inc.

(b)  Address of Issuer's Principal           One Arsenal Marketplace
     Executive Offices:                      Watertown, MA  02172

Item 2.

(a)  Name of Person Filing:                  Harrington Trust Limited,
                                             as Trustee of the Appleby Trust

(b)  Address of Principal Business           Cedar House, 41 Cedar Avenue
     Office or, if none, Residence:          Hamilton, Bermuda  HM 12

(c)  Citizenship:                            Bermuda

(d)  Title of Class of Securities:           Common Stock

(e)  CUSIP Number:                           68272R108

Item 3.

Not applicable.

Item 4.  Ownership.

(a)  Amount Beneficially Owned:                          0 shares
(b)  Percent of Class:                                   0%
(c)  Number of Shares as to which such person has:
     (i)   sole power to vote or to direct the vote:     2,722,123 shares
     (ii)  shared power to vote or to direct the vote:   0 shares
     (iii) sole power to dispose or to direct the
           disposition of:                               2,722,123 shares
     (iv)  shared power to dispose or to direct
           the disposition of:                           0 shares

Harrington Trust Limited, as Trustee of the Appleby Trust ("Harrington"), acts solely as trustee. Harrington disclaims beneficial ownership of the 2,722,123 shares of Common Stock of OneWave, Inc. held by The Appleby Trust. The filing of this Schedule 13G shall not be construed as an admission that Harrington is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the 2,722,123 shares of Common Stock of OneWave, Inc. held by Harrington.

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CUSIP No. 68272R108                                           Page 4 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The beneficiaries of the Appleby Trust (who exercise no voting or investment power over the shares of Common Stock of OneWave, Inc. held by Harrington Trust Limited, as Trustee of the Appleby Trust) are John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D. Lantz, and Rebecca M. Donovan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b).
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 1997
                                    -----------------------------------------
                                                      Date

                                    HARRINGTON TRUST LIMITED, AS
                                    TRUSTEE OF THE APPLEBY TRUST

                                    By:     /s/ Martin James Phillipps
                                       --------------------------------------
                                                   Signature

                                    Martin James Phillipps, Managing Director
                                    -----------------------------------------
                                                   Name/Title

                                    and

                                    By:     /s/ Annette Holloway
                                       --------------------------------------
                                                   Signature

                                    Annette Holloway, Assistant Secretary
                                    -----------------------------------------
                                                   Name/Title